May 6, 2019
 Elon Musk
 Chief Executive Officer
 Tesla, Inc.
 3500 Deer Creek Road
 Palo Alto, CA 94304

         Re: Maxwell Technologies, Inc.
             Schedule TO-T/A filed by Tesla, Inc.
             Filed April 30, 2019
             File No. 005- 34398

 Dear Mr. Musk:

      We have reviewed the above-captioned filing, and have the following comments. Our comments ask you to provide us with information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and/or the information you provide in response to these comments, we may have additional comments.

 Amendment No. 5 to Schedule TO

 Item 10. Financial Statements

1. Item 1010(b) of Regulation M-A, by its terms, only requires a presentation of specified pro forma financial information "if material." By incorporating by reference the information set forth in the section titled "Comparative Historical and Pro Forma Per Share Data" within the associated Prospectus/Offer to Exchange, Tesla has created the impression that such information may be material. Please provide us with a brief analysis explaining whether or not Tesla has concluded that the information required by Item 1010(b) is material or if it is has voluntarily included select pro forma information.
2. At present, the information disclosed does not appear to satisfy the requirements codified under Item 1010(b) which apply separately from any disclosure requirements in the associated Form S-4. To the extent the pro forma financial information required by Item
   1010(b) is material, please direct us to where we can find such information and/or disclose the required information. Conversely, if Tesla has concluded that the information required under Item 1010(b) is immaterial, please amend the Schedule TO to remove the implication that Tesla has conceded the materiality of such information.
 Elon Musk
Tesla, Inc.
May 6, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at 202-551-3266 with any questions.



                                                          Sincerely,

                                                          /s/Nicholas P. Panos

                                                          Nicholas P. Panos
                                                          Senior Special
Counsel
                                                          Office of Mergers and
Acquisitions

cc: Mark B. Baudler, Esq.
    Michael S. Ringler, Esq.